REDCORP

NEWS RELEASE

October 26, 2004

News Release 04-21

Tulsequah Project Drilling Update
High-grade Intersections Obtained in both "H" and "G" Zone Drilling

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide results for eleven additional holes from the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Drill holes TCU04119 through TCU04124, plus TCU04126 were targeted on the main H lens. The thick, high-grade nature of this massive sulphide lens is well represented by holes such as TCU04120 **(31.1 meters grading 3.77 gpt gold, 143.1 gpt silver, 1.25% copper and 9.20% zinc)** and TCU04126 **(16.3 meters grading 4.49 gpt gold, 202.2 gpt silver, 1.16% copper and 6.53% zinc)**.

The G zone, which is a faulted offset immediately east of the main ore stratigraphy, was intersected by holes TCU04125 and TCU04127 through TCU04129. Although narrower than the main H lens, the G zone is characterized by stacked sulphide lenses and very high precious metals and copper values, as shown by holes TCU04127 **(3.0 meters grading 8.56 gpt gold, 274.3 gpt silver, 2.12% copper and 8.82% zinc)** and TCU04129 **(2.4 meters grading 7.42 gpt gold, 439.0 gpt silver, 7.95% copper and 18.17% zinc plus 5.7 meters grading 7.80 gpt gold, 235.8 gpt silver, 1.40% copper and 11.12% zinc)**. This high-grade G zone mineralization is also at very shallow depth – the intersection in TCU04129 is only 45 meters vertically below existing underground development – and could be accessed early in the mine development.

Table of Recent Drilling Intersections

Hole #	From (m)	To (m)	Length	Estimated True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04119	556.5	560.7	4.2	3.3	2.69	38.5	0.43	0.41	1.78
TCU04120	**641.0**	**672.1**	**31.1**	**20.2**	**3.77**	**143.1**	**1.25**	**2.10**	**9.20**
TCU04121	357.5	361.0	3.5	2.5	1.43	120.0	0.06	0.53	1.03
TCU04122	Incomplete. Abandoned in fault								
TCU04123	**630.4**	**642.7**	**12.3**	**8.1**	**3.98**	**146.9**	**3.05**	**1.58**	**7.82**
TCU04124	Incomplete. Abandoned in fault								
TCU04125	**274.0**	**276.2**	**2.2**	**1.8**	**1.70**	**92.1**	**0.62**	**1.53**	**6.92**
plus	280.8	285.7	4.9	4.1	0.31	33.0	0.37	0.76	5.62
TCU04126	**539.2**	**555.5**	**16.3**	**14.0**	**4.49**	**202.2**	**1.16**	**2.29**	**6.53**
TCU04127	211.2	217.3	6.1	5.7	0.63	50.5	0.22	0.65	1.91
plus	**243.3**	**246.3**	**3.0**	**2.8**	**8.56**	**274.3**	**2.12**	**4.39**	**8.82**
TCU04128	284.7	287.3	2.6	2.2	0.89	40.7	0.54	1.04	5.04
TCU04129	**222.8**	**225.2**	**2.4**	**2.1**	**7.42**	**439.0**	**7.95**	**3.06**	**18.17**
plus	229.2	231.5	2.3	2.1	0.74	21.5	0.52	0.31	4.24
plus	**246.4**	**252.1**	**5.7**	**5.0**	**7.80**	**235.8**	**1.40**	**2.91**	**11.12**

dlo 11/8

Drill holes TCU04119 and TCU04123 were drilled along the eastern margin of the H lens, and intersected the zone at the -420 meter and -520 meter levels (below sea level) respectively. In addition to the reported weak mineralization at the stratigraphic position of the H lens, TCU04119 also intersected two stratigraphically higher alteration zones which suggest the potential for other sulphide lenses to the east, into an area which has not yet been drilled.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

TCU04120 intersected the H lens at the -540 meter level and is typical of the thick, high-grade mineralization in the centre of the main sulphide lens.

TCU04121 was drilled to the west of the main lens, and penetrated two thick alteration zones. The upper zone was 78 meters thick and is associated with a new massive sulphide lens which was discovered during the 2003 drill program, and included a 3.5 meter section grading 1.43 gpt gold, 120.0 gpt silver and 1.03% zinc. The lower section was a 130 meter thick section of intense alteration and pyritic stockwork mineralization, which lies over 100 meters west of the H lens. The thickness and intensity of alteration in this area, which has seen very little drilling, indicate excellent potential for the existence of satellite sulphide lenses.

TCU04122 was a step-out hole intended to test the mineralized interval below the current area of drilling. Unfortunately, the hole intersected a difficult fault zone and could not be completed to the target depth. A second hole was wedged off the main hole in an attempt to penetrate the fault, however it was unsuccessful and also could not be completed.

TCU04124 was intended as a deep infill hole. It also encountered a difficult fault and had to be abandoned prior to testing the target. Two wedged holes, 124B and 124C, were kicked off it. Assays are pending for 124B, and 124C should be at the target depth prior to the end of October.

TCU04126 intersected the H lens at the -390 meter level, and provides a good example of the high-grade precious metals grades encountered in certain areas of the deposit.

Drilling is still on schedule to be completed by the end of October. Assays are pending for holes TCU04130 through TCU04139, and four additional holes are expected to be completed prior to the end of the program. Redfern has contracted Amec E&C Services Ltd. to act as the independent QP to complete a 43-101 compliant resource estimate for the project once all of the drilling program data is finalized.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes and a complete listing of all of the drill results obtained to date in the 2004 program, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Tulsequah Project. He has supervised the exploration, drillhole planning and quality assurance/quality control of sampling at the project since 1995. Analyses of drill core samples are obtained from sawn core using standard fire assay techniques and AA finish. Assaying is conducted by EcoTech Labs in Kamloops BC. QA/QC includes the use of randomly inserted standards, field duplicates and blank samples.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775